                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                        HORIZON FINANCIAL SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    44041Q101

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                      EVEREST PARTNERS LIMITED PARTNERSHIP
                          (dba Everest Partners, L.P.)
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 20, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------
   4) Source of Funds (See Instructions)

           WC

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization

               NEVADA

--------------------------------------------------------------------------------

Number of           (7)   Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power                 0
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)

                  0%

--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)

                  PN

--------------------------------------------------------------------------------

    CUSIP No 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Managers, L.L.C.
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization
               NEVADA

--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power                 0
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                    0
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                    0%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                   OO
-------------------------------------------------------------------------------

     CUSIP No. 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization
                  U.S.A.
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power                 0
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                    0
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                  0%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

        This Amendment No. 2 is to the Amendment No. 1 to the Schedule 13D (the "Amendment No. 1") jointly filed by Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.), Everest Managers, L.L.C., and David M. W. Harvey, the principal member of the General Partner (collectively the "Filing Persons") on September 23, 2000. The Amendment No. 1 and this Amendment No. 2 relate to the original
        Schedule 13D jointly filed by the Filing Persons on June 23, 2000 which collectively relate to the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The following items in the Amendment No. 1 are hereby amended in their entirety to read as follows:

Item 4: Purpose of Transaction

        On November 20, 2000 the Filing Persons sold any and all Shares held by them to the Issuer pursuant to the terms of the Standstill Agreement filed as Exhibit B to the Amendment No. 1

Item 5: Interest in Securities of the Issuer

     (a) This Amendment No. 2 is being filed to report that on November 20, 2000 each of the Filing Persons have ceased and/or are not individually or collectively beneficial holders of more than five percent of the class of securities.

     (b)     Not applicable.

     (c) On November 20, 2000, the Filing Persons sold any and all Shares beneficially owned by them to the Issuer.

     (d)     Not applicable.

     (e) On November 20, 2000, the Filing Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 7: Material to be Filed as Exhibits

            Exhibit A - Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.

                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the amendment to the
Schedule 13D to which this Exhibit is attached, and such amendment is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such amendment to the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such persons contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.

                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey